

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

<u>Via E-mail</u>
Johnie Yawn
President
HealthTalk Live, Inc.
1955 Baring Boulevard
Sparks, NV 89434

> **Re: HealthTalk Live, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 24, 2013**
> **File No. 333-189735**

Dear Mr. Yawn:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>Financial Statements</u>

1.   We note that the period from inception on April 1, 2011 to March 31, 2013 in your statements of operations and statements of cash flows is not labeled as unaudited. If this information was audited, please have your independent auditor revise its report to include this period. Otherwise, please label this information as unaudited.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Michael Williams, Esq.